EXHIBIT 2(a)

CERTIFICATE OF FORMATION

OF

GK INVESTMENT HOLDINGS, LLC

This Certificate of GK Investment Holdings, LLC (the "Company"), dated as of September 14, 2015, is being duly executed and filed by Trevor Wind as an authorized person to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101 et. seq.).

1. Name. The name of the Company is GK Investment Holdings, LLC.

2. Registered Office and Agent. The post office address of the initial registered office of the Company is c/o National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904.

3. Registered Agent. The name and address of the registered agent for service of process on the Company in the State of Delaware are National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first written above.

By:	/s/ Trevor Wind
Trevor Wind
Authorized Person